--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 2001

                       FRESENIUS MEDICAL CARE CORPORATION
                (Translation of registrant's name into English)

                             Else-Kroner Strasse 1
                               61346 Bad Homburg
                                    Germany
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F [X]                           Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes [ ]                                 No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           FRESENIUS MEDICAL CARE AG
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PART I
FINANCIAL INFORMATION
  ITEM 1
  FINANCIAL STATEMENTS
  Condensed Consolidated Statements of Earnings.............    1
  Condensed Consolidated Balance Sheets.....................    2
  Condensed Consolidated Statements of Cash Flows...........    3
  Condensed Consolidated Statements of Shareholders'
     Equity.................................................    4
  Notes to Condensed Consolidated Financial Statements......    5
  ITEM 2
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS....................   22
  ITEM 3
  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
     RISK...................................................   31
PART II
OTHER INFORMATION
  ITEM 1
  LEGAL PROCEEDINGS.........................................   32
  ITEM 6
  EXHIBITS AND REPORTS ON FORMS 8-K/6-K
  (a) Exhibits..............................................   34
  (b) Reports on Form 8-K/6-K...............................   34
  SIGNATURES................................................   35

                           FRESENIUS MEDICAL CARE AG

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 1

                              FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 2001           2000
                                                              -----------    -----------
Net revenue:
  Dialysis Care.............................................  $   849,984    $   694,566
  Dialysis Products.........................................      309,506        306,369
                                                              -----------    -----------
                                                                1,159,490      1,000,935
Cost of revenue:
  Dialysis Care.............................................      599,250        476,186
  Dialysis Products.........................................      170,460        171,986
                                                              -----------    -----------
                                                                  769,710        648,172
Gross profit................................................      389,780        352,763
Operating expenses:
  Selling, general and administrative.......................      224,499        198,735
  Research and development..................................        7,966          8,554
                                                              -----------    -----------
Operating income............................................      157,315        145,474
Other (income) expense:
  Interest income...........................................       (2,829)        (2,950)
  Interest expense..........................................       55,618         58,429
                                                              -----------    -----------
Income before income taxes and minority interest............      104,526         89,995
Income tax expense..........................................       49,692         43,897
                                                              -----------    -----------
Income before minority interest.............................       54,834         46,098
Minority interest...........................................          327            753
                                                              -----------    -----------
Net income..................................................  $    54,507    $    45,345
                                                              ===========    ===========
Basic income per Ordinary share.............................  $      0.56    $      0.55
                                                              ===========    ===========
Fully diluted income per Ordinary share.....................  $      0.56    $      0.55
                                                              ===========    ===========
Basic income per Preference share...........................  $      0.58    $      0.56
                                                              ===========    ===========
Fully diluted income per Preference share...................  $      0.58    $      0.56
                                                              ===========    ===========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    AT MARCH 31, 2001 AND DECEMBER 31, 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               MARCH 31,      DECEMBER 31,
                                                                  2001            2000
                                                              ------------    ------------
                                                              (UNAUDITED)
Assets
Current assets:
  Cash and cash equivalents.................................   $   72,695      $   64,577
  Trade accounts receivable, less allowance for doubtful
    accounts of $121,437 in 2001 and $111,185 in 2000.......      850,418         753,674
  Accounts receivable from related parties..................       39,932          46,117
  Inventories...............................................      332,644         320,234
  Prepaid expenses and other current assets.................      239,541         214,526
  IDPN accounts receivable..................................           --           5,189
  Deferred taxes............................................      170,340         177,094
                                                               ----------      ----------
  Total current assets......................................    1,705,570       1,581,411
Property, plant and equipment, net..........................      786,997         738,993
Intangible assets, including goodwill, net..................    3,721,742       3,475,056
Deferred taxes..............................................       40,272          27,205
Other assets................................................      136,525         156,288
                                                               ----------      ----------
  Total assets..............................................   $6,391,106      $5,978,953
                                                               ==========      ==========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..........................................   $  222,575      $  203,374
  Accounts payable to related parties.......................       80,168          77,823
  Accrued expenses and other current liabilities............      391,589         391,640
  Note payable related to Settlement........................       51,186          85,920
  Short-term borrowings.....................................      106,235         106,592
  Short-term borrowings from related parties................      236,157         218,333
  Current portion of long-term debt and capital lease
    obligations.............................................      168,518         168,231
  Income tax payable........................................      149,827         117,572
  Deferred taxes............................................       20,845          20,967
                                                               ----------      ----------
  Total current liabilities.................................    1,427,100       1,390,452
Long-term debt and capital lease obligations, less current
  portion...................................................      908,471         657,832
Other liabilities...........................................       89,619          31,464
Pension liabilities.........................................       71,572          69,970
Deferred taxes..............................................      156,045         176,487
Company-obligated mandatorily redeemable preferred
  securities of subsidiary Fresenius Medical Care Capital
  Trusts holding solely Company-guaranteed debentures of
  subsidiary................................................      945,471         952,727
Minority interest...........................................       21,139          21,271
                                                               ----------      ----------
  Total liabilities.........................................    3,619,417       3,300,203
Shareholders' equity:
Preference shares, no par, E 2.56 nominal value, 45,497,700
  shares authorized, 26,029,024 issued and outstanding at
  March 31, 2001; 23,765,093 issued and outstanding at
  December 31, 2000.........................................       69,175          63,644
Ordinary shares, no par, E 2.56 nominal value, 70,000,000
  shares authorized, issued and outstanding at March 31,
  2001 and December 31, 2000................................      229,494         229,494
Additional paid-in capital..................................    2,729,759       2,634,606
Retained deficit............................................       (1,517)        (56,024)
Accumulated other comprehensive loss........................     (255,222)       (192,970)
                                                               ----------      ----------
Total shareholders' equity..................................    2,771,689       2,678,750
                                                               ----------      ----------
Total liabilities and shareholders' equity..................   $6,391,106      $5,978,953
                                                               ==========      ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE THREE MONTHS MARCH 31, 2001 AND 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                2001         2000
                                                              ---------    ---------
Operating Activities:
  Net income................................................  $  54,507    $  45,345
  Adjustments to reconcile net income to cash and cash
     equivalents provided by (used in) operating activities:
     Depreciation and amortization..........................     79,365       70,581
     Change in deferred taxes, net..........................     (8,552)      11,076
     Gain on sale of fixed assets...........................       (648)        (271)
     Compensation expense related to stock options..........        661           --
  Changes in assets and liabilities, net of amounts from
     businesses acquired or disposed of:
     Trade accounts receivable, net.........................    (47,315)     (43,762)
     Inventories............................................    (14,513)        (875)
     Prepaid expenses, other current and non-current
      assets................................................     (6,594)      26,013
     Accounts receivable from/ payable to related parties...      3,802          242
     Accounts payable, accrued expenses and other current
      and non-current liabilities...........................    (21,215)     (31,474)
     Income taxes payable...................................     37,616       23,672
                                                              ---------    ---------
       Net cash provided by operating activities............     77,114      100,547
                                                              ---------    ---------
Investing Activities:
  Purchases of property, plant and equipment................    (64,128)     (47,349)
  Proceeds from sale of property, plant and equipment.......      2,533        3,464
  Acquisitions, net of cash acquired........................   (117,348)     (47,509)
                                                              ---------    ---------
     Net cash used in investing activities..................   (178,943)     (91,394)
                                                              ---------    ---------
Financing Activities:
  Proceeds from short-term borrowings.......................     15,481       27,175
  Repayments of short-term borrowings.......................    (13,106)     (24,564)
  Proceeds of short-term borrowings from related parties....     20,588           --
  Repayments of short-term borrowings from related
     parties................................................     (1,459)     (59,300)
  Payments on obligation related to Settlement..............    (34,734)    (286,402)
  Proceeds from long-term debt..............................    304,545       14,241
  Principal payments of long-term debt and capital lease
     obligations............................................   (175,260)     (23,161)
  Proceeds from issuance of preference shares...............         --      344,215
  (Decrease) increase of accounts receivable securitization
     program................................................     (5,340)       7,148
  Proceeds from exercise of options.........................        544           39
  Change in minority interest...............................        197          623
                                                              ---------    ---------
     Net cash provided by financing activities..............    111,456           14
                                                              ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (1,509)       1,806
                                                              ---------    ---------
Cash and Cash Equivalents:
  Net increase in cash and cash equivalents.................      8,118       10,973
  Cash and cash equivalents at beginning of period..........     64,577       34,760
                                                              ---------    ---------
  Cash and cash equivalents at end of period................  $  72,695    $  45,733
                                                              =========    =========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                 PREFERENCE SHARES        ORDINARY SHARES                               ACCUMULATED
                                --------------------   ---------------------   ADDITIONAL                  OTHER
                                NUMBER OF    NO PAR    NUMBER OF     NO PAR     PAID IN     RETAINED   COMPREHENSIVE
                                  SHARES      VALUE      SHARES      VALUE      CAPITAL     DEFICIT        LOSS          TOTAL
                                ----------   -------   ----------   --------   ----------   --------   -------------   ----------
Balance at December 31, 2000
  (audited)...................  23,765,093   $63,644   70,000,000   $229,494   $2,634,606   $(56,024)    $(192,970)    $2,678,750
Issuance of preference
  shares......................   2,250,000     5,498           --         --       93,981         --            --         99,479
Proceeds from exercise of
  options.....................      13,931        33           --         --          511         --            --            544
Compensation expense related
  to stock options............          --        --           --         --          661         --            --            661
Comprehensive income (loss):
  Net income..................          --        --           --         --           --     54,507            --         54,507
  Other comprehensive income
    (loss) related to cash
    flow hedges...............          --        --           --         --           --         --       (27,427)       (27,427)
  Foreign currency translation
    adjustment................          --        --           --         --           --         --       (34,825)       (34,825)
                                                                                                                       ----------
Comprehensive income
  (loss):.....................          --        --           --         --           --         --            --         (7,745)
                                ----------   -------   ----------   --------   ----------   --------     ---------     ----------
Balance at March 31, 2001.....  26,029,024   $69,175   70,000,000   $229,494   $2,729,759   $ (1,517)    $(255,222)    $2,771,689
                                ==========   =======   ==========   ========   ==========   ========     =========     ==========

     The changes in the other comprehensive income (loss) related to SFAS 133 are as follows:

                                                                        MARCH 31, 2001
                                                              ----------------------------------
                                                               PRETAX     TAX EFFECT      NET
                                                              --------    ----------    --------
Net gains (losses) on derivatives hedging variability of
  cash flows:
Unrealized derivative gains (losses)........................  $(45,518)    $18,344      $(27,174)
Reclassification adjustments for gains (losses) included in
  net income................................................      (341)         88          (253)
                                                              --------     -------      --------
Net derivative gains (losses)...............................  $(45,859)    $18,432      $(27,427)
                                                              ========     =======      ========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  THE COMPANY AND BASIS OF PRESENTATION

  THE COMPANY

     Fresenius Medical Care AG ("FMC" or the "Company") is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

BASIS OF PRESENTATION

  A) BASIS OF CONSOLIDATION

     The condensed consolidated financial statements at March 31, 2001 and for the three month periods ended March 31, 2001 and 2000 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company's 2000 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

     The results of operations for the three month period ended March 31, 2001 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2001.

  B) CLASSIFICATIONS

     Certain items in prior years' unaudited condensed consolidated financial statements have been reclassified to conform with the current year's presentation.

2.  SETTLEMENT OF INVESTIGATIONS AND RELATED COSTS

     On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. ("NMC") and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement").

     Under the Settlement, FMCH made initial cash payments of approximately $286 million and entered into a note payable for the remainder of the payment obligations. Interest on installment payments to the U.S. government accrue at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full. The note payable to the U.S. government and the amounts due to the Company for the outstanding Medicare receivables have been classified in the balance sheet based on their expected settlement dates.

     Under the terms of the note payable, the remaining obligation is being paid in six quarterly installments that began in April 2000 and end in July 2001. The first four quarterly installments were paid in the amount of approximately $35 million each, including interest at 7.5%. Of the final two installments of approximately $28 million each, including interest at 6.3%, the first was paid in April 2001, and the second will be paid in July 2001. At March 31, 2001, the remaining note payable was approximately $51 million. In March 2000, the Company received an initial payment of approximately $38 million on its outstanding Medicare receivables. The U.S. government remitted the remaining balance in four quarterly payments of approximately $5 million each, plus interest at 7.5%. The final payment was received in February 2001.

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The Company amended the letter of credit that was given to the U.S. government in 1996 from $150 million to $190 million and, under the Settlement, the letter of credit will be reduced as installment payments are made to the Government. At March 31, 2001, the face amount of the letter of credit was $54 million.

3.  ACQUISITIONS

     In January 2001, the Company acquired Everest Healthcare Services Corporation ("Everest") for $341 million including debt assumed amounting to $135 million. Approximately one third of the purchase price ($99 million) was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares to the Everest shareholders. The remaining purchase price was paid with $107 million cash.

     Through March 31, 2001, the Company had paid approximately $117 million cash, including the cash portion of the Everest acquisition, for acquisitions consisting primarily of dialysis clinics.

4.  INVENTORIES

     As of March 31, 2001 and December 31, 2000, inventories consisted of the following:

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
Raw materials and purchased components......................  $ 69,685       $ 73,244
Work in process.............................................    20,398         22,231
Finished goods..............................................   174,278        160,358
Health care supplies........................................    68,283         64,401
                                                              --------       --------
  Inventories...............................................  $332,644       $320,234
                                                              ========       ========

5.  SHAREHOLDERS' EQUITY

     On January 5, 2001, the Company issued 2,250,000 Preference shares as a portion of the purchase price for the Everest acquisition. (see Note 3).

     During the three months ended March 31, 2001, 7,224 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 2,408 Ordinary shares to employees and remitted approximately $91 to the Company. During the same period, no Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital.

     During the three months ended March 31, 2001, 13,931 Preference shares were issued upon exercise of stock options under FMC 98 Plan 1. The $453 proceeds were accounted for as an increase in capital. No stock options were exercised under FMC 98 Plan 2. During the same period, 13,922 and 3,107 stock options were cancelled under FMC 98 Plan 1 and FMC 98 Plan 2, respectively.

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for each of the three month periods ending March 31, 2001 and 2000, respectively.

                                                                 FOR THE THREE MONTHS ENDED
                                                                         MARCH 31,
                                                              --------------------------------
                                                                   2001              2000
                                                              --------------    --------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                      PER SHARE DATA)
Numerators:
Income less:................................................   $    54,507       $    45,345
  Preference on Preference shares...........................           354               177
                                                               -----------       -----------
Income available to Preference shares only..................           354               177
Income available to all classes of shares...................   $    54,153       $    45,168
                                                               ===========       ===========
Denominators:
Weighted average number of:
Ordinary shares outstanding.................................    70,000,000        70,000,000
Preference shares outstanding...............................    25,894,569        11,981,976
                                                               -----------       -----------
Total weighted average shares outstanding...................    95,894,569        81,981,976
Potentially dilutive Preference shares......................       335,643             8,291
                                                               -----------       -----------
Total weighted average shares outstanding assuming
  dilution..................................................    96,230,212        81,990,267
Total weighted average Preference shares outstanding
  assuming dilution.........................................    26,230,212        11,990,267
Basic income per Ordinary share.............................   $      0.56       $      0.55
Plus preference per Preference shares.......................          0.02              0.01
                                                               -----------       -----------
Basic income per Preference share...........................   $      0.58       $      0.56
                                                               ===========       ===========
Basic income per Ordinary share.............................   $      0.56       $      0.55
Plus preference per Preference share assuming dilution......          0.02              0.01
                                                               -----------       -----------
Fully diluted income per Preference share...................   $      0.58       $      0.56
                                                               ===========       ===========

6.  COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

  COMMERCIAL LITIGATION

     In 1997, FMCH, NMC, and certain named NMC subsidiaries, were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. Other insurance companies have filed similar claims seeking unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. Other private payors have contacted the Company and may assert that NMC received excess payment and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, FMCH and other defendants, principally alleging that the Merger which resulted in the original formation of the Company (described in greater detail in "Indemnification by W. R. Grace & Co." below) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and an additional class action were filed subsequently with substantially similar allegations. These cases have been stayed in connection with Grace's Chapter 11 bankruptcy proceedings. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co. or its affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received proceeds from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

  OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Health Care Financing Administration issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, the Health Care Financing Administration issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. The Health Care Financing Administration further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No. 95-0860 (WBB)) seeking to preclude the Health Care Financing Administration from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude the Health Care Financing Administration from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that the Health Care Financing Administration's retroactive application of the April 1995 rule was legally invalid. The Health Care Financing Administration cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding the Health Care Financing Administration's retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined the Health Care Financing Administration from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on the Health Care Financing Administration's motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare the Health Care Financing Administration's prospective application of the April 1995 rule invalid and permanently enjoin Health Care Financing Administration from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. The Health Care Financing Administration elected not to appeal the Court's June 1995 and January 1998 orders. The Health Care Financing Administration may, however, appeal all rulings at the conclusion of the litigation. If the Health Care Financing Administration should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the Health Care Financing Administration's original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance, Co., Inc. Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action.

  OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliate companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

  INDEMNIFICATION BY W. R. GRACE & CO.

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace's dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and the FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See "Commercial Litigation" above. In addition, the Merger was consummated as a tax free reorganization. Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger could be the obligation of FMCH. Subject to certain representations made by

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

W.R. Grace & Co.-Conn., FMCH and Fresenius AG, W.R. Grace & Co.-Conn. also agreed to indemnify the Company against any such tax liability. W.R. Grace & Co.-Conn. and certain of its subsidiaries have filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If the Merger is determined to be a fraudulent transfer and if material damages are proved by the plaintiffs, or if W.R. Grace & Co. is unable to satisfy its Merger related or pre-Merger tax obligations, and if the Company is not able to collect on the indemnities from
W. R. Grace & Co. as a result of the bankruptcy proceedings or otherwise, and if the Company is not able to collect on the indemnities from any affiliates or former affiliates of W.R. Grace & Co. or their insurers, and if the Company is not able to collect against any party that may have received proceeds from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations.

7.  FINANCIAL INSTRUMENTS

  ADOPTION OF SFAS 133 -- TRANSITION

     The Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities and the related amendments of SFAS 138, on January 1, 2001. Upon adoption of this Statement, the Company recorded a net transition adjustment loss of $14,085 (net of income tax benefit of $9,596) in accumulated other comprehensive income. In addition the company recorded a net transition adjustment gain of $6,964 (net of income tax expense of $4,643) in net income. Because of corresponding entries concerning the hedged items, the net effect on earnings was immaterial.

     During the three-month period ended March 31, 2001, the Company reclassified $341 of net losses (net of income tax $253) from accumulated other comprehensive income into net income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2001.

  MARKET RISK

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

     The company conducts its financial instrument activity under the control of a single centralized department. The company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

     In January 2000, dollar interest rate swap agreements with a notional amount of $850 million expired as scheduled. In November 2000, the Company entered into additional dollar interest rate swap agreements with a notional amount of $450 million. At the same time, a dollar interest rate collar agreement with a notional amount of $150 million was closed. As of March 31, 2001, the notional volume of dollar interest rate hedging contracts totalled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix the Company's variable interest rate exposure on the majority of the dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an interest rate of 6.52%. Under the senior credit agreement, the Company has agreed to maintain at least $500 million of interest rate protection. In March 2000, the Company entered into a yen-denominated interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of a Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Yen 1,000 million. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

  FOREIGN CURRENCY RISK MANAGEMENT

     The Company conducts its business on a global basis in several major international currencies, although its operations are located principally in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company has consolidated the balance sheets of its non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. The Company employs, to a limited extent, forward contracts and options to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. The Company has not used such instruments for purposes other than hedging.

  INTEREST RATE MANAGEMENT

     The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

  FAIR VALUE HEDGES

     Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in earnings.

  CASH FLOW HEDGES

     Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions will be reported in accumulated other comprehensive income. These amounts will subsequently be reclassified into earnings, as a component of the forecasted transaction, in the same period as the forecasted transaction affects earnings.

     The Company reclassified $341 of net losses (net of income tax $253) from Accumulated other comprehensive income into the statement of income relating to the transition adjustment included in Accumulated other comprehensive income on Jan. 1, 2001 because the underlying transactions to which the reclassified amounts relate were recognized.

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     It is anticipated that $1,792 of net gains (net of income taxes $1,158) included in accumulated other comprehensive income at March 31, 2001 of which $1,125 of net gains (net of income taxes $745) were also included in accumulated other comprehensive income at January 1, 2001, will be reclassified into income during the next year. As of March 31, 2001, we had purchased derivative financial instruments with a maximum maturity of 15 months to hedge its exposure to the variability in future cash flows associated with foreign currency forecasted transactions.

8.  BUSINESS SEGMENT INFORMATION

     Effective January 1, 1998, Fresenius Medical Care AG (1) reorganized its reporting structure to conform to the manner in which the Company is managed and
(2) adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes the standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. FMC's chief operating decision maker is the Chief Executive Officer. The accounting policies of the operating segments are the same as those the Company uses in preparing its consolidated financial statements.

     Commencing with the period ended March 31, 1999, the Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. The United States operations of Fresenius Medical Care Deutschland GmbH (D-GmbH), which had previously been included in the International segment, are now included in the North America segment. All reports have been restated to reflect this change.

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's senior bank credit agreement and indentures relating to the Company's trust preferred securities.

     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Approximately 40% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Information pertaining to the Company's business segments for the three-month periods ended March 31, 2001 and 2000 is set forth below:

                                            NORTH AMERICA    INTERNATIONAL    CORPORATE      TOTAL
                                            -------------    -------------    ---------    ----------
THREE MONTHS ENDED MARCH 31, 2001
Net revenue external customers............   $  866,691       $  292,799       $     0     $1,159,490
Inter -- segment revenue..................          458            4,846        (5,304)             0
                                             ----------       ----------       -------     ----------
Total net revenue.........................      867,149          297,645        (5,304)     1,159,490
                                             ----------       ----------       -------     ----------
EBITDA....................................      170,867           68,816        (3,003)       236,680
Depreciation and amortization.............      (61,668)         (17,292)         (405)       (79,365)
                                             ----------       ----------       -------     ----------
EBIT......................................      109,199           51,524        (3,408)       157,315
                                             ----------       ----------       -------     ----------
Segment assets............................    5,012,976        1,343,163        38,770      6,394,909
Capital expenditures and
  acquisitions(1).........................      147,823           33,629            24        181,476
THREE MONTHS ENDED MARCH 31, 2000
Net revenue external customers............   $  742,085       $  258,850       $     0     $1,000,935
Inter -- segment revenue..................        1,034            6,925        (7,959)             0
                                             ----------       ----------       -------     ----------
Total net revenue.........................      743,119          265,775        (7,959)     1,000,935
                                             ----------       ----------       -------     ----------
EBITDA....................................      153,777           64,867        (2,589)       216,055
Depreciation and amortization.............      (54,717)         (15,430)         (434)       (70,581)
                                             ----------       ----------       -------     ----------
EBIT......................................       99,060           49,437        (3,023)       145,474
                                             ----------       ----------       -------     ----------
Segment assets(2).........................    4,578,386        1,368,209        32,358      5,978,953
Capital expenditures and
  acquisitions(3).........................       55,705           29,690         9,463         94,858

---------------

(1) North America acquisitions exclude $233,895 of non-cash acquisitions for 2001 and International acquisitions exclude $3,309 of non-cash acquisitions in 2001

(2) Segment assets are as of December 31, 2000

(3) Corporate acquisitions exclude $96 of non-cash acquisition in 2000

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Reconciliation of measures to consolidated totals.
  Total EBITDA of reporting segments........................  $239,683    $218,644
  Total depreciation and amortization.......................   (79,365)    (70,581)
  Corporate income (expenses)...............................    (3,003)     (2,589)
  Interest expense..........................................   (55,618)    (58,429)
  Interest income...........................................     2,829       2,950
                                                              --------    --------
  Total income before income taxes and minority interest....  $104,526    $ 89,995
                                                              ========    ========
  Total EBIT of reporting segments..........................   160,723     148,497
  Corporate income (expenses)...............................    (3,408)     (3,023)
  Interest expense..........................................   (55,618)    (58,429)
  Interest income...........................................     2,829       2,950
                                                              --------    --------
  Total income before income taxes and minority interest....  $104,526    $ 89,995
                                                              ========    ========
Depreciation and amortization
  Total depreciation and amortization of reporting
     segments...............................................    78,960      70,147
  Corporate depreciation and amortization...................       405         434
                                                              --------    --------
Total depreciation and amortization.........................  $ 79,365    $ 70,581
                                                              ========    ========

9.  SUPPLEMENTARY CASH FLOW INFORMATION

     The following additional information is provided with respect to the condensed consolidated statements of cash flows:

                                                                2001       2000
                                                              --------    -------
                                                                (IN THOUSANDS)
Supplementary cash flow information:
  Cash paid for interest....................................  $ 51,201    $50,935
                                                              --------    -------
  Cash paid for income taxes, net...........................  $  5,701    $ 9,084
                                                              --------    -------
Supplemental disclosures of cash flow information:
  Details for acquisitions:
  Assets acquired...........................................  $403,165    $47,828
  Liabilities assumed.......................................    48,613        215
  Notes assumed in connection with acquisition..............   137,725         96
  Preference shares issued in connection with acquisition...    99,479         --
                                                              --------    -------
  Cash paid.................................................   117,348     47,517
  Less cash acquired........................................        --          8
                                                              --------    -------
  Net cash paid for acquisitions............................  $117,348    $47,509
                                                              ========    =======

10.  SUPPLEMENTAL CONDENSED COMBINING INFORMATION

     FMC Trust Finance S.a.r.l. Luxembourg, a wholly-owned subsidiary of FMC, is the obligor on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

subordinated basis, by FMC and by D-GmbH, a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being "Guarantor Subsidiaries"). The following combining financial information for the Company is as of March 31, 2001 and December 31, 2000 and for the three months ended March 31, 2001 and 2000, segregated between FMC, D-GmbH, FMCH and each of the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

     Additionally dividends from FMCH, a wholly-owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC.

                                              FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
                               -----------------------------------------------------------------------------
                                           GUARANTOR SUBSIDIARIES
                                           -----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                FMC AG       D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                               ---------   ----------   ----------   -------------   ----------   ----------
Net revenue..................  $      --   $ 137,389    $      --     $1,164,049     $(141,948)   $1,159,490
Cost of revenue..............         --      83,505           --        828,420      (142,215)      769,710
                               ---------   ---------    ---------     ----------     ---------    ----------
  Gross profit...............         --      53,884           --        335,629           267       389,780
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating expenses:
  Selling, general and
     administrative..........      2,819      21,050           --        201,298          (668)      224,499
  Research and development...         --       6,455           --          1,511            --         7,966
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating (loss) income......     (2,819)     26,379           --        132,820           935       157,315
                               ---------   ---------    ---------     ----------     ---------    ----------
Other (income) expense:
  Interest, net..............        187         744       14,709         41,964        (4,815)       52,789
  Other, net.................    (68,677)     15,333      (31,975)            --        85,319            --
                               ---------   ---------    ---------     ----------     ---------    ----------
Income (loss) before income
  taxes and minority
  interest...................     65,671      10,302       17,266         90,856       (79,569)      104,526
  Income tax expense
     (benefit)...............     11,164      10,051       (5,884)        35,376        (1,015)       49,692
                               ---------   ---------    ---------     ----------     ---------    ----------
Income (loss) before minority
  interest...................     54,507         251       23,150         55,480       (78,554)       54,834
Minority interest............         --          --           --             --           327           327
                               ---------   ---------    ---------     ----------     ---------    ----------
Net income...................  $  54,507   $     251    $  23,150     $   55,480     $ (78,881)   $   54,507
                               =========   =========    =========     ==========     =========    ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                              FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2000
                               -----------------------------------------------------------------------------
                                           GUARANTOR SUBSIDIARIES
                                           -----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                FMC AG       D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                               ---------   ----------   ----------   -------------   ----------   ----------
Net revenue..................  $      --   $ 138,124    $             $  984,540     $(121,729)   $1,000,935
Cost of revenue..............         --      79,974                     686,544      (118,346)      648,172
                               ---------   ---------    ---------     ----------     ---------    ----------
  Gross profit...............         --      58,150           --        297,996        (3,383)      352,763
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating expenses:
  Selling, general and
     administrative..........      2,661      20,628                     176,153          (707)      198,735
  Research and development...         --       6,665           --          1,889            --         8,554
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating (loss) income......     (2,661)     30,857           --        119,954        (2,676)      145,474
                               ---------   ---------    ---------     ----------     ---------    ----------
Other (income) expense:
  Interest, net..............       (172)      1,755       14,648         39,248            --        55,479
  Other, net.................    (63,279)     16,935      (31,883)            --        78,227            --
                               ---------   ---------    ---------     ----------     ---------    ----------
Income (loss) before income
  taxes and minority
  interest...................     60,790      12,167       17,235         80,706       (80,903)       89,995
  Income tax expense
     (benefit)...............     12,361      12,936       (5,859)        37,063       (12,604)       43,897
                               ---------   ---------    ---------     ----------     ---------    ----------
Income (loss) before minority
  interest...................     48,429        (769)      23,094         43,643       (68,299)       46,098
Minority interest............         --          --           --             --           753           753
                               ---------   ---------    ---------     ----------     ---------    ----------
Net income (loss)............  $  48,429   $    (769)   $  23,094     $   43,643     $ (69,052)   $   45,345
                               =========   =========    =========     ==========     =========    ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                           AT MARCH 31, 2001
                                            -------------------------------------------------------------------------------
                                                         GUARANTOR SUBSIDIARIES
                                                         -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                              FMC AG      D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                            ----------   ---------   -----------   -------------   -----------   ----------
Current assets:
  Cash and cash equivalents...............  $      313   $  1,274    $       --     $   71,108     $        --   $   72,695
  Trade accounts receivable, less
    allowance for doubtful accounts.......          --     66,773            --        783,645              --      850,418
  Accounts receivable from related
    parties...............................     323,428    181,828        56,147        538,233      (1,059,704)      39,932
  Inventories.............................          --     74,901            --        288,372         (30,629)     332,644
  Prepaid expenses and other current
    assets................................       7,091     22,542            --        208,484           1,424      239,541
  Deferred taxes..........................         133         --            --        157,359          12,848      170,340
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total current assets..................     330,965    347,318        56,147      2,047,201      (1,076,061)   1,705,570
Property, plant and equipment, net........         175     48,055            --        755,156         (16,389)     786,997
Intangible assets, including goodwill,
  net.....................................         684      5,325            --      3,715,733              --    3,721,742
Investments in unconsolidated
  subsidiaries............................   2,786,447        904     2,588,567          9,718      (5,367,206)      18,430
Loans to related parties..................      78,562         --       185,529        827,099      (1,091,190)          --
Deferred taxes............................          --         --            --         29,738          10,534       40,272
Other assets..............................       8,438     10,918        10,315         88,424              --      118,095
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total assets..........................  $3,205,271   $412,520    $2,840,558     $7,473,069     $(7,540,312)  $6,391,106
                                            ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable........................  $        3   $ 10,795    $       --     $  211,777     $        --   $  222,575
  Accounts payable to related parties.....     102,090    184,817       275,411        560,050      (1,042,200)      80,168
  Accrued expenses and other current
    liabilities...........................      12,421     53,453            --        325,180             535      391,589
  Note payable related to Settlement......          --         --            --         51,186              --       51,186
  Short-term borrowings...................     205,230        442            --        105,793              --      311,465
  Short-term borrowings from related
    parties...............................      19,695         --        17,504        216,462         (17,504)     236,157
  Current portion of long-term debt and
    capital lease obligations.............          --        324            --        168,194              --      168,518
  Income tax payable......................      89,060         28            --         60,739              --      149,827
  Deferred taxes..........................          --      3,920            --         14,707           2,218       20,845
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total current liabilities.............     428,499    253,779       292,915      1,714,088      (1,056,951)   1,632,330
Long term debt and capital lease
  obligations, less current portion.......       3,992      1,629       827,099        961,711      (1,091,190)     703,241
Other liabilities.........................          --      2,692            --         82,146           4,781       89,619
Pension liabilities.......................         327     24,207            --         47,038              --       71,572
Deferred taxes............................         764      2,367            --        152,914              --      156,045
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary................          --         --            --        945,471              --      945,471
Minority interest.........................          --         --        16,318             --           4,821       21,139
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total liabilities.....................     433,582    284,674     1,136,332      3,903,368      (2,138,539)   3,619,417
Shareholders' equity:.....................   2,771,689    127,846     1,704,226      3,569,701      (5,401,773)   2,771,689
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total liabilities and shareholders'
      equity..............................  $3,205,271   $412,520    $2,840,558     $7,473,069     $(7,540,312)  $6,391,106
                                            ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                        AT DECEMBER 31, 2000
                                           -------------------------------------------------------------------------------
                                                        GUARANTOR SUBSIDIARIES
                                                        -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                             FMC AG      D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                           ----------   ---------   -----------   -------------   -----------   ----------
Current assets:
  Cash and cash equivalents.............   $      137   $    100    $       --     $   64,340     $        --   $   64,577
  Trade accounts receivable, less
    allowance for doubtful accounts.....           --     72,775            --        680,899              --      753,674
  Accounts receivable from related
    parties.............................      132,463    193,640        51,487        531,874        (863,347)      46,117
  Inventories...........................           --     67,988            --        286,199         (33,953)     320,234
  Prepaid expenses and other current
    assets..............................        2,539     20,237            --        190,326           1,424      214,526
  IDPN accounts receivable..............           --         --            --          5,189              --        5,189
  Deferred taxes........................          388      1,945            --        156,732          18,029      177,094
                                           ----------   --------    ----------     ----------     -----------   ----------
    Total current assets................      135,527    356,685        51,487      1,915,559        (877,847)   1,581,411
Property, plant and equipment, net......          205     49,460            --        705,353         (16,025)     738,993
Intangible assets, including goodwill,
  net...................................          789      6,006            --      3,468,261              --    3,475,056
Loans to related parties................       78,206         --       185,529        827,099      (1,090,834)          --
Deferred taxes..........................           --      3,011            --         13,949          10,245       27,205
Other assets............................    2,681,199     12,119     2,589,842        117,641      (5,244,513)     156,288
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total assets..........................   $2,895,926   $427,281    $2,826,858     $7,047,862     $(7,218,974)  $5,978,953
                                           ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable......................   $      506   $ 16,356    $       --     $  186,512     $        --   $  203,374
  Accounts payable to related parties...      113,406    180,997       257,566        372,978        (847,124)      77,823
  Accrued expenses and other current
    liabilities.........................        9,740     52,916            --        328,395             589      391,640
  Note payable related to settlement....           --         --            --         85,920              --       85,920
  Short-term borrowings.................          627        465            --        105,500              --      106,592
  Short-term borrowings from related
    parties.............................           --         --            --        218,333              --      218,333
  Current portion of long-term debt and
    capital lease obligations...........           --        516            --        167,715              --      168,231
  Income tax payable....................       87,277         --            --         30,295              --      117,572
  Deferred taxes........................          223      6,102            --         11,902           2,740       20,967
                                           ----------   --------    ----------     ----------     -----------   ----------
    Total current liabilities...........      211,779    257,352       257,566      1,507,550        (843,795)   1,390,452
Long term debt and capital lease
  obligations, less current portion.....        4,206      1,882       843,322        915,479      (1,107,057)     657,832
Other liabilities.......................           --      3,688            --         23,312           4,464       31,464
Pension liabilities.....................          327     24,682            --         44,961              --       69,970
Deferred taxes..........................          864      5,238            --        170,385              --      176,487
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary..............           --         --            --        952,727              --      952,727
Minority interest.......................           --         --        16,318             --           4,953       21,271
                                           ----------   --------    ----------     ----------     -----------   ----------
    Total liabilities...................      217,176    292,842     1,117,206      3,614,414      (1,941,435)   3,300,203
Shareholders' equity:...................    2,678,750    134,439     1,709,652      3,433,448      (5,277,539)   2,678,750
                                           ----------   --------    ----------     ----------     -----------   ----------
    Total liabilities and shareholders'
      equity............................   $2,895,926   $427,281    $2,826,858     $7,047,862     $(7,218,974)  $5,978,953
                                           ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
                                                 ------------------------------------------------------------------------------
                                                              GUARANTOR SUBSIDIARIES
                                                              -----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                                   FMC AG       D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                 ----------   ----------   ----------   -------------   ----------   ----------
Operating Activities:
  Net income...................................  $   54,507   $      251   $   23,150    $   55,480     $  (78,881)  $   54,507
  Adjustments to reconcile net (loss) income to
    net cash and cash equivalents provided by
    (used in) operating activities:
  Equity affiliate income......................     (43,608)          --      (31,975)           --         75,583           --
  Depreciation and amortization................         405        4,563           --        75,551         (1,154)      79,365
  Change in deferred taxes, net................         (34)         238           --       (17,493)         8,737       (8,552)
  Gain on sale of fixed assets.................          --         (238)          --          (410)            --         (648)
  Compensation expense related to stock
    options....................................         661           --           --            --             --          661
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
  Trade accounts receivable, net...............          --        2,407           --       (49,722)            --      (47,315)
  Inventories..................................          --      (10,839)          --        (1,727)        (1,947)     (14,513)
  Prepaid expenses and other current and
    non-current assets.........................      (1,385)      (2,802)         373        (3,069)           289       (6,594)
  Accounts receivable from/ payable to related
    parties....................................    (218,589)      15,669       14,466       197,456         (5,200)       3,802
  Accounts payable, accrued expenses and other
    current and non-current liabilities........        (695)      (2,615)          --       (18,929)         1,024      (21,215)
  Income taxes payable.........................       6,502           29       (5,884)       36,969             --       37,616
                                                 ----------   ----------   ----------    ----------     ----------   ----------
    Net cash provided by operating
      activities...............................    (202,236)       6,663          130       274,106         (1,549)      77,114
                                                 ----------   ----------   ----------    ----------     ----------   ----------
Investing Activities:
  Purchases of property, plant and equipment...         (24)      (5,554)          --       (60,077)         1,527      (64,128)
  Proceeds from sale of property, plant and
    equipment..................................          24          461           --         2,048             --        2,533
  Acquisitions and investments, net of cash
    acquired...................................     (32,914)          --           --      (114,504)        30,070     (117,348)
                                                 ----------   ----------   ----------    ----------     ----------   ----------
    Net cash used in investing activities......     (32,914)      (5,093)          --      (172,533)        31,597     (178,943)
                                                 ----------   ----------   ----------    ----------     ----------   ----------
Financing activities:
  Short-term borrowings, net...................      19,965           --           --         1,539             --       21,504
  Payments on obligation related to
    settlement.................................          --           --           --       (34,734)            --      (34,734)
  Long-term debt and capital lease obligations,
    net........................................     214,529         (339)          --       (84,905)            --      129,285
  Decrease of accounts receivable
    securitization program.....................          --           --           --        (5,340)            --       (5,340)
  Proceeds from exercise of options............         544           --           --            --             --          544
  Capital Increase of
    Non-Guarantor-Subsidiaries.................          --           --           --        30,072        (30,072)          --
  Change in minority interest..................          --           --         (130)           --            327          197
                                                 ----------   ----------   ----------    ----------     ----------   ----------
    Net cash provided by financing
      activities...............................     235,038         (339)        (130)      (93,368)       (29,745)     111,456
                                                 ----------   ----------   ----------    ----------     ----------   ----------
Effect of exchange rate changes on cash and
  cash equivalents.............................         288          (57)          --        (1,437)          (303)      (1,509)
Cash and Cash Equivalents:
Net increase in cash and cash equivalents......         176        1,174           (0)        6,768             --        8,118
Cash and cash equivalents at beginning of
  period.......................................         137          100           --        64,340             --       64,577
                                                 ----------   ----------   ----------    ----------     ----------   ----------
Cash and cash equivalents at end of period.....  $      313   $    1,274   $       (0)   $   71,108     $       --   $   72,695
                                                 ==========   ==========   ==========    ==========     ==========   ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2000
                                                 -----------------------------------------------------------------------
                                                                 GUARANTOR
                                                                SUBSIDIARIES
                                                             ------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                  FMC AG      D-GMBH     FMCH     SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                 ---------   --------   -------   -------------   ----------   ---------
Operating Activities:
  Net income (loss)............................  $  48,429   $  (769)   $23,094     $  43,643      $(69,052)   $  45,345
  Adjustments to reconcile net income (loss) to
    net cash and cash equivalents provided by
    (used in) operating activities:
  Equity affiliate income......................    (33,374)       --    (31,883)           --        65,257           --
    Depreciation and amortization..............        433     4,983         --        65,872          (707)      70,581
    Change in deferred taxes, net..............     (1,321)     (523)        --        14,258        (1,338)      11,076
    Gain on sale of fixed assets...............         --        --         --          (271)           --         (271)
Changes in assets and liabilities, net of
  amounts from businesses acquired or disposed
  of:
  Trade accounts receivable, net...............         --     4,471         --       (48,233)           --      (43,762)
  Inventories..................................         --    (6,366)        --         3,728         1,763         (875)
  Prepaid expenses and other current and
    non-current assets.........................     (1,571)   (4,869)       373        30,408         1,672       26,013
  Accounts receivable from/ payable to related
    parties....................................    (16,199)    7,523     13,505        (4,587)           --          242
  Accounts payable, accrued expenses and other
    current and non-current liabilities........      1,334     3,231         --       (36,824)          785      (31,474)
  Income taxes payable.........................     13,636       698     (5,859)       15,197            --       23,672
                                                 ---------   --------   -------     ---------      --------    ---------
    Net cash provided by (used in) operating
      activities...............................     11,367     8,379       (770)       83,191        (1,620)     100,547
                                                 ---------   --------   -------     ---------      --------    ---------
Investing Activities:
  Purchases of property, plant and equipment...        (19)   (6,302)        --       (41,863)          835      (47,349)
  Proceeds from sale of property, plant and
    equipment..................................         --        --         --         3,464            --        3,464
  Acquisitions and investments, net of cash
    acquired...................................    (10,403)   (1,110)        --       (36,765)          769      (47,509)
                                                 ---------   --------   -------     ---------      --------    ---------
    Net cash used in investing activities......    (10,422)   (7,412)        --       (75,164)        1,604      (91,394)
                                                 ---------   --------   -------     ---------      --------    ---------
Financing activities:
  Short-term borrowings, net...................       (942)      (26)        --       (55,721)           --      (56,689)
  Short-term borrowings to/from related
    parties, net...............................   (344,215)       --         --       344,215            --           --
  Payments on obligation related to
    settlement.................................         --        --         --      (286,402)           --     (286,402)
  Long-term debt and capital lease obligations,
    net........................................         --      (803)       900        (9,017)           --       (8,920)
  Proceeds from issuance of preference
    shares.....................................    344,215        --         --            --            --      344,215
  Proceeds from increase of accounts receivable
    securitization program.....................         --        --         --         7,148            --        7,148
  Proceeds from exercise of options............         39        --         --            --            --           39
  Capital Increase of
    Non-Guarantor-Subsidiaries.................         --        --         --           737          (737)          --
  Changes in minority interest.................         --        --       (130)           --           753          623
                                                 ---------   --------   -------     ---------      --------    ---------
    Net cash (used in) provided by financing
      activities...............................       (903)     (829)       770           960            16           14
                                                 ---------   --------   -------     ---------      --------    ---------
Effect of exchange rate changes on cash and
  cash equivalents.............................        (52)       (6)        --         1,864            --        1,806
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash
  equivalents..................................        (10)      132         --        10,851            --       10,973
Cash and cash equivalents at beginning of
  period.......................................        155        37         --        34,568            --       34,760
                                                 ---------   --------   -------     ---------      --------    ---------
Cash and cash equivalents at end of period.....  $     145   $   169    $    --     $  45,419      $     --    $  45,733
                                                 =========   ========   =======     =========      ========    =========

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

THE COMPANY

     Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder's meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

     On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace, which we refer to as "our formation" or the "Merger" elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

     - all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

     - the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

     Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

     You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our historical condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

     This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2000 Annual Report on Form 20-F.

     Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

     -  intense competition;

     -  foreign exchange rate fluctuations;

     -  varying degrees of acceptance of new product introductions;

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

     -  changes in reimbursement rates;

     -  technological developments in our industry;

     - uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and

     -  the availability of financing.

     Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

     Developments in any of these areas, which are more fully described elsewhere in Part I, Items 3 and 8, and in Item 5, "Operating and Financial Review and Prospects" in our 2000 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

OVERVIEW

     Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment performs clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States.

     Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment's control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment's and our company's ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

     You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation in this report may not be comparable to other similarly titled measures of other companies.

     We generated approximately 40% of our worldwide revenue for the first three months of 2001 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

     We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

     Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions or by an adverse outcome in the pending litigation concerning the implementation of certain provisions of OBRA 93 relating to the coordination of benefits between Medicare and employer health plans in the case of certain dual eligible ESRD patients. See Part II
Item 1, "Legal Proceedings."

RESULTS OF OPERATIONS

     The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

                                                              FOR THE THREE MONTHS
                                                                ENDED MARCH 31,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
                                                                  (UNAUDITED)
                                                                 (IN MILLIONS)
Total revenue
  North America.............................................   $  867      $  743
  International.............................................      298         266
                                                               ------      ------
     Totals.................................................    1,165       1,009
                                                               ------      ------
Inter-segment revenue
  North America.............................................        1           1
  International.............................................        5           7
                                                               ------      ------
     Totals.................................................        6           8
                                                               ------      ------
Total net revenue
  North America.............................................      866         742
  International.............................................      293         259
                                                               ------      ------
     Totals.................................................    1,159       1,001
                                                               ------      ------
EBITDA
  North America.............................................      171         154
  International.............................................       68          65
  Corporate.................................................       (3)         (3)
                                                               ------      ------
     Totals.................................................      236         216
                                                               ------      ------
Amortization and depreciation
  North America.............................................       62          55
  International.............................................       17          16
  Corporate.................................................       --          --
                                                               ------      ------
     Totals.................................................       79          71
                                                               ------      ------
EBIT
  North America.............................................      109          99
  International.............................................       51          49
  Corporate.................................................       (3)         (3)
                                                               ------      ------
     Totals.................................................      157         145
                                                               ------      ------
Interest income.............................................        3           3
Interest expense............................................      (56)        (58)
Income tax (expense) benefit................................      (49)        (44)
Minority interest...........................................       --          (1)
                                                               ------      ------
Net income (loss)...........................................   $   55      $   45
                                                               ======      ======

     Net revenues for the three months ended March 31, 2001 increased by 16% (18% at constant exchange rates) to $1,159 million from $1,001 million for the comparable period in 2000. Net income for the first quarter of 2001 was $54 million as compared to $45 million in 2000. The gross profit margin decreased from 35% to 34% in the first quarter 2001 as compared to the first quarter 2000. This was mainly due to the integration of Everest, which when acquired, had lower margins then the Company as a whole.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

     Earnings per Ordinary share were $0.56 compared to $0.55 for the same period in the prior year.

     At March 31, 2001 we owned, operated or managed 1,351 clinics compared to 1,270 at December 31, 2000. During the quarter we acquired 62 clinics with 5,653 patients, opened 22 clinics and disposed of 3 clinics.

     The number of patients treated in clinics that we own, operate or manage increased to 98,600 at March 31, 2001 from 91,900 at December 31, 2000. Approximately 3,600,000 treatments were provided in the first quarter of this year; an increase of 21% from 2,970,000 for the comparable period in 2000. Average revenue per treatment increased from $234 in the first quarter of last year to $236 for the same period this year.

     The following discussion pertains to our business segments and the measures we use to manage these segments:

  NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for the three months ended March 31, 2001 grew by 17% from $742 million to $867 million. Dialysis care revenue increased by 20% to $754 million as a result of base business growth of 10% and the positive impact of acquisitions we made in 2000 and 2001 of 10%. Of the total dialysis care revenue increase, $66 million is attributable to the Everest acquisition. The increase in dialysis care revenue resulted primarily from a $115 million (18%) increase in the number of treatments and an increase in revenue per treatment of approximately $13 million (2%) as a result of the impact of increased Medicare reimbursement rates and increased laboratory testing revenues due to increased patient volume. Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 when rates were increased 1.6% to make up for this delay. Laboratory testing revenues increased as a result of higher patient volume. Dialysis products revenues decreased 3% to $113 million. The 3% decrease in dialysis product revenue is a result of a 5% decrease in product prices offset by a 2% increase in sales volume.

     During the quarter ended March 31, 2001, 74,200 patients were treated in the 1,000 clinics we own, operate or manage in the North American segment, compared to 67,900 patients treated in 920 clinics at December 31, 2000. The average revenue per treatment excluding laboratory testing revenue increased from $261 for the three months ended March 31, 2000 to $270 for the same period in 2001. Including laboratory testing, the average revenue per treatment for the same period increased from $274 to $279.

     EBITDA. EBITDA for the North America segment grew by 11% due to increased treatment volume, improved treatment rates, increased ancillary services, and increased earnings from laboratory testing. There was a decrease in EBITDA margin of 1%. This was the result of the integration of Everest discussed previously, higher personnel costs, and an increase in the provision for doubtful accounts.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2001. This is mainly due to depreciation and amortization increasing at a slower rate than revenue.

     EBIT. EBIT for the North America segment increased by 10% due to the increase in EBITDA and the positive impact of the decreased percentage of amortization and depreciation to revenue as previously mentioned. EBIT margins decreased for the same reasons stated above in the EBITDA section.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

  INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during the three months ended March 31, 2001 increased by 13% (21% at constant exchange rates) from $259 million in 2000 to $293 million in 2001. Base business growth during the period was 1% (9% at constant rates). Including the effects of acquisitions, Asia Pacific region revenue increased $7 million or 17% (29% at constant exchange rates), and Latin America region revenue increased $17 million or 42% (49% at constant exchange rates). Acquisitions closed after March 31, 2000, mainly the acquisition of the international operations of Total Renal Care Holdings, Inc., contributed $31 million, approximately $9 million in the European region, $17 million in the Latin America region and $5 million in Asia Pacific. The European region, unfavorably impacted by the appreciation of the U.S. Dollar versus the euro, increased by 5% from $179 million in 2000 to $189 million in 2001 (13% increase at constant exchange rates).

     Total dialysis care revenue increased by 40% (47% at constant exchange rates) to $96 million in 2001 from $69 million in the prior year. This increase is a result of base business growth, consisting of an approximate $8 million (12%) increase in the number of dialysis care treatments, combined with an approximate $26 million (38%) increase from acquisitions, offset by an approximate $5 million (7%) loss from exchange rate fluctuations and $2 million (3%) loss from decreasing prices.

     In the first quarter of this year, 24,400 patients were treated in the 350 clinics we own, operate or manage in the International segment compared to 24,000 in 350 clinics at December 31, 2000.

     Total dialysis product revenue for 2001 increased by 4% (12% at constant exchange rates) to $197 million. Product volume increased by approximately $26 million (14%) which was offset by lower average pricing of approximately $9 million (5%) due to the competitive nature of the market. Product revenue increase was further offset by approximately $15 million (8%) in losses due to exchange rate fluctuations. Acquisitions contributed approximately $5 million (3%) to total product revenue.

     EBITDA. EBITDA for the International segment for 2001 grew by $3 million or 6% (13% at constant exchange rates) from $65 million to $68 million primarily due to the increased revenue noted above. EBITDA margin decreased 2% due to increased selling, general and administrative expenses in Asia Pacific, lower margins on the increased Latin America business, and currency fluctuations.

     EBIT. EBIT for the International segment for 2001 increased by 4% (11% at constant exchange rates) from $49 million to $52 million due to the increased EBITDA mentioned above and stable depreciation and amortization. EBIT margin decreased 2% due to the same factors responsible for the decrease in EBITDA margin.

  THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY.

     Interest. Interest expense for the quarter ending March 31, 2001 decreased slightly compared to the same period in 2000. We anticipate higher interest rate expense for the rest of 2001 due to the increase in debt in connection with the Everest acquisition.

     Income Taxes. The effective tax rate for the first quarter of 2001 was slightly below the 2000 rate as non-deductible amortization of goodwill relating to acquisitions was lower, as a percentage of taxable income, for 2001 compared to the same period in 2000. Additionally, German tax reform went into effect lowering the effective rate.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

     We generated cash from operating activities of $77 million in the three-month period ended March 31, 2001 and $101 million in the comparable period in 2000. Net cash provided by operating activities during the first three months of last year was favorably impacted by the development of other current assets, while the development of receivables for the three months ending March 31, 2001, was more in line with revenues. Cash on hand was $73 million at March 31, 2001 compared to $65 million, at December 31, 2000.

     On January 18, 2000, we executed definitive agreements with respect to the Settlement of the U.S. government investigation. The agreements require net settlement payments totaling approximately $427 million. Under the definitive agreements with the U.S. government, we entered into a note payable for the remainder of the Settlement obligation. Installment payments under the note will accrue interest at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full.

     The note payable is being paid in six quarterly installments which began in April 2000 and end in July 2001. The first four quarterly installments were made in the amount of approximately $35 million each, including interest at 7.5%. Of the final two installments of approximately $28 million each, including interest at 6.3%, the first was paid in April 2001, and the second will be paid in July 2001. The U.S. government remitted the balance of our outstanding Medicare receivables in four quarterly payments of approximately $5 million each, plus interest at 7.5%. The last of these payments was received in February 2001. At March 21, 2001, the remaining note payable was approximately $51 million.

     In connection with the Settlement we amended the letter of credit that was given to the U.S. government in 1996 from $150 million to $190 million and, under the agreement, the letter of credit will be reduced as we continue to make installment payments to the government. At March 31, 2001, the face amount of the letter of credit was $54 million.

     In January 2001, the Company completed the acquisition of Everest. Approximately one third of the purchase price ($341 million) was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares ($99 million) to Everest stockholders. The remaining purchase price was paid with $107 million cash and debt assumed ($135 million). This debt was subsequently paid back using our senior credit facility as described below.

     Through March 31, 2001, the Company had paid approximately $117 million ($112 million for the North American segment and $5 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, including the cash portion of the purchase price for Everest. Acquisitions for the comparable period in 2000 were $48 million, $36 million for the North American segment and $12 million for the International segment. In addition, capital expenditures for property, plant and equipment were $64 million for the three months ended March 31, 2001 and $47 million for the comparable period in 2000. In 2001, capital expenditures in the North America segment were $36 million and $28 million for the International segment. In 2000, capital expenditures in the North America segment were $20 million and $27 million in the International segment. The majority of our capital expenditures were used for improvements to existing clinics, equipment for new clinics and expansion of production facilities. We believe that an increasing percentage of our dialysis care growth will be derived from worldwide markets and we envision making acquisitions in selected international markets. In the U.S., we intend to continue to enhance our presence in the market by focusing our expansion on the acquisition of individual or small groups of clinics, expansion of existing clinics, and opening of new clinics. Nevertheless, we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

     Total long-term debt, excluding the note payable related to the settlement of the U.S. government investigation, net of current portion at March 31, 2001, increased to $908 million from $658 million at year-end 2000. This increase was mainly due to higher borrowings under our senior credit facility. Short-term borrowings from related parties increased from $218 million at December 31, 2000 to $236 million at March 31, 2001 whereas short term borrowings from third parties remained stable at $106 million. Other liabilities increased by $58 million mainly due to the market value of derivatives now included in the balance sheet as required by SFAS 133 Accounting for Derivative Instruments and Hedging Activities and the related amendments of SFAS 138.

     In January 2000, dollar interest rate swap agreements with a notional amount of $850 million expired as scheduled. In November 2000, we entered into additional dollar interest rate swap agreements with a notional amount of $450 million. At the same time, a dollar interest rate collar agreement with a notional amount of $150 million was closed out. As of March 31, 2001, the notional volume of dollar interest rate hedging contracts totaled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix our variable interest rate exposure on the majority of our dollar-denominated revolving loans and outstanding obligations under our accounts receivable securitization program at an interest rate of 6.52%. Under our senior credit agreement, we have agreed to maintain at least $500 million of interest rate protection. In March 2000, we entered into a yen interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of our Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to Yen 1,000 million. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

     We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs. If cash flows from operations or availability under existing banking arrangements fall below expectations, we may have to consider other alternatives to maintain sufficient liquidity. We cannot assure that we will be able to do so on satisfactory terms, if at all.

EURO CONVERSION

     Germany, our country of domicile, is one of the eleven members of the European Union who have adopted the euro as their currency. We have changed our functional currency to euro effective January 1, 1999, but will continue using the U.S. dollar as our reporting currency. In addition, at our general meeting on June 2, 1999, our shareholders approved the currency conversion of our share capital to euro from Deutsche Mark. All internal reporting entities situated in the eleven member states are submitting their reports in euro. The euro conversion may affect cross-border competition by creating cross-border price transparency. In our business however, patients may not have the luxury to "shop" cross-border due to the nature of their illness, the type of reimbursement program they are enrolled in and the fact that they maintain a medical relationship with their supplier, a doctor or clinic.

CONTINGENCIES

     We are a plaintiff in litigation against the U.S. federal government with respect to the implementation of the Omnibus Budget Reconciliation Act of 1993. We are also a defendant in significant commercial insurance litigation relating to the same alleged practices that were the subject of the recently settled government investigations. An adverse outcome in any of these matters could have a material adverse effect on our business, financial condition and results of operations. Because of the significant complexities and

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 -- (CONTINUED)

uncertainties associated with these proceedings, we cannot provide either an estimate of the possible loss or range of loss we may incur in respect of such matters, and a reserve based on any such estimate cannot be reasonably made.

INFLATION

     The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Amgen Inc. has announced a 3.9% increase in its wholesaler acquisition price for Epo effective May 9, 2001. The Company's purchase contract with Amgen contains pricing protection such that its purchase price for Epo will be unaffected by the price increase through December 31, 2001.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

  INTEREST RATE RISKS

     At March 31, 2001, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

  FOREIGN CURRENCY EXPOSURE

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

     During the period ended March 31, 2001, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company's hedging strategy described above. For additional information, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk," "Notes to Consolidated Financial Statements -- Note 1(g). Summary of Significant Accounting Policies -- Derivative Financial Instruments," and "Notes to Consolidated Financial Statements -- Note 19. Financial Instruments" in the Company's 2000 Annual Report on Form 20-F.

                                    PART II
                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

  COMMERCIAL LITIGATION

     In 1997, FMCH, NMC, and certain named NMC subsidiaries, were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. Other insurance companies have filed similar claims seeking unspecified damages and costs. The Company, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. Other private payors have contacted the Company and may assert that NMC received excess payment and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, FMCH and other defendants, principally alleging that the Merger which resulted in the original formation of the Company (described in greater detail in Note 5 to the financial statements included in Part I infra) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al.
v. W. R. Grace & Company, et al.) and an additional class action were filed subsequently with substantially similar allegations. These cases have been stayed in connection with Grace's Chapter 11 bankruptcy proceedings. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co. or its affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received proceeds from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

  OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Health Care Financing Administration issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, the Health Care Financing Administration issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. The Health Care Financing Administration further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced

                                    PART II
                        OTHER INFORMATION -- (CONTINUED)

billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No. 95-0860 (WBB)) seeking to preclude the Health Care Financing Administration from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude the Health Care Financing Administration from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that the Health Care Financing Administration's retroactive application of the April 1995 rule was legally invalid. The Health Care Financing Administration cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding the Health Care Financing Administration's retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined the Health Care Financing Administration from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on the Health Care Financing Administration's motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare the Health Care Financing Administration's prospective application of the April 1995 rule invalid and permanently enjoin Health Care Financing Administration from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. The Health Care Financing Administration elected not to appeal the Court's June 1995 and January 1998 orders. The Health Care Financing Administration may, however, appeal all rulings at the conclusion of the litigation. If the Health Care Financing Administration should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the Health Care Financing Administration's original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance, Co., Inc. Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action.

  OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S.

                                    PART II
                        OTHER INFORMATION -- (CONTINUED)

anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliate companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K/6-K

  (A) EXHIBITS

     (10.1)* Product Purchase Agreement effective January 1, 2001 between Amgen, Inc. and National Medicare Care, Inc. and Everest Healthcare Services Corporation (incorporated by reference to Exhibit 10.3 to the Report on Form 10-Q of Fresenius Medical Care Holdings, Inc. filed May 15, 2001.

     * Confidential treatment has been requested as to certain portions of this Exhibit.

  (B) REPORTS ON FORM 8-K/6-K

     During the period for which this report is filed, the Company did not file any reports on Form 6-K or Form 8-K.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     DATE: May 21, 2001
                                          FRESENIUS MEDICAL CARE
                                          AKTIENGESELLSCHAFT

                                          By: /s/ DR. BEN LIPPS
                                            ------------------------------------
                                              Name: Dr. Ben Lipps
                                              Title:  Chairman of the Management
                                              Board

                                          By: /s/ JOSEF DINGER
                                            ------------------------------------
                                              Name: Josef Dinger
                                              Title: Senior Vice President
                                                     Controlling and Corporate
                                                     Accounting